SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) October 21, 2003
....

RAYMOND JAMES FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Florida	1-9109	No. 59-1517485
....	....	....
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

 880 Carillon Parkway, St. Petersburg, Florida   33716
....
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code (727) 567-1000
....

_____
(Former name or former address, if changed since last report.

ITEM 7. EXHIBITS

        (c) exhibits

        99.1 Raymond James Financial Inc.'s Press Release dated October 21,
2003

Item 9.   REGULATION FD DISCLOSURE

        Pursuant to Item 12, Raymond James Financial, Inc. is furnishing
        under Item 9 of this Current Report on Form 8-K the information
        included as Exhibit 99.1 to this report, which is hereby incorporated
        herein by reference. Exhibit 99.1 is Raymond James Financial Inc.'s
        fourth quarter 2003 financial press release issued on October 21,
        2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

_____October 21, 2003_____
        (Date)

RAYMOND JAMES FINANCIAL, INC.

BY: /s/ Thomas A. James
        Thomas A. James
        Chairman and Chief
        Executive Officer

BY: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
    Senior Vice President - Finance
      and Chief Financial Officer

Release No. 1003-03
October 21, 2003   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS REVENUES, INCOME
FOR FOURTH QUARTER,
FISCAL 2003 REVENUES, EARNINGS

ST. PETERSBURG, Fla. — Raymond James Financial today reported unaudited earnings and revenues for the fourth quarter and fiscal year ended Sept. 26.

For the fourth quarter, net income increased 51 percent to $33,134,000 from fiscal 2002's fourth quarter net income of $21,995,000, while net revenues were $402,756,000, an increase of 9 percent from 2002's $369,355,000. Earnings per diluted share increased to $0.67 from $0.44.

For the fiscal year, net income increased 9 percent to $86,317,000 from 2002's $79,303,000. Net revenues increased 1 percent to $1,451,960,000 from $1,441,088,000. Earnings per diluted share increased 10 percent to $1.76 from $1.60.

"Buoyed by a rising stock market in our fourth fiscal quarter ended on September 26, Raymond James Financial's quarterly performance materially outpaced last year's final quarter, as well as the immediately preceding quarter," states Thomas A. James, chairman of the board and chief executive officer. "While trading profits declined 70 percent from last year's quarter, reflecting a difficult, volatile mortgage securities market, commissions increased 9 percent and investment banking revenues surged 44 percent. Consequently, net revenues of $402,756,000 exceeded last year's comparable quarter by 9 percent," he continues. "Net income of $33,134,000 exceeded last year's by more than 50 percent, manifesting the latent operating leverage present in the securities industry in a more sanguine market environment. Diluted earnings per share were $0.67 for the quarter, up from $0.44 last year. The vast majority of the improved results is attributable to improved results in the Private Client Group (Retail) and in Investment Banking.

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James adds, "The quarterly improvement enabled net revenues for the 2003 fiscal year to surpass last year's net revenues, in spite of the lackluster results experienced in the first six months of this year. Conjoined with rigorous expense control, net income grew 9 percent to $86,317,000, or $1.76 per share.

"The improved conditions in the equities market have continued into the first quarter of fiscal 2004 as the economy has continued to improve, bolstered by low interest and inflation rates, as well as improved corporate earnings," he continues. "I anticipate that capital spending will increase in coming quarters, which should promise better economic and corporate results in 2004. Even though many stocks have already manifested this outlook in higher prices, the general environment should be supportive of better results for the securities industry in the intermediate term."

The company will conduct its quarterly conference call Wednesday at 4:15 p.m. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, www.RaymondJames.com, under "About Raymond James Financial, Financial Reports."

Raymond James Financial (NYSE - RJF) provides financial services to individuals, corporations and municipalities through its three wholly-owned investment firms, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., which have over 4,800 Financial Advisors in more than 2,100 locations throughout the United States, Canada and internationally, as well as through its asset management subsidiaries, which currently manage in excess of $18 billion.

RAYMOND JAMES FINANCIAL, INC.

Raymond James Financial, Inc.

Unaudited Report

For the fourth quarter ended September 26, 2003

(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2003	2002	Percent Change	2003	2002	Percent Change
Revenues	$412,699	$384,150	7%	$1,497,571	$1,517,423	(1%)
Total Net Revenues	402,756	369,355	9%	1,451,960	1,441,088	1%
Net Income	33,134	21,995	51%	86,317	79,303	9%
Earnings Per Share - Diluted	0.67	0.44	52%	1.76	1.60	10%
Average Shares Outstanding - Diluted	49,133	49,401		48,986	49,629	

Balance Sheet Data

	Sept. 2003	Sept. 2002
Total Assets	$6.9 bil.	$6.0 bil.
Shareholders' Equity	$925 mil.	$840 mil.
Book Value per share	$19.06	$17.25

Management Data

Quarter Ended

	Sept. 03	Sept. 02	June 03
No. Retail Financial Advisors:			
US	4,599	4,549	4,609
Canada	212	235	202
No. Managed/Co-Managed			
U.S. Public Equity Offerings	27	6	18
Assets Under Management - US	$18.8 bil.	$15.3 bil.	$17.7 bil.

Year Ended

	Sept. 03	Sept. 02
No. Managed/Co-Managed		
U.S. Public Equity Offerings	58	50

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Raymond James Financial, Inc.
Consolidated Business Segments
Year-to-Date as of September 26, 2003

REVENUES

	Sept 2003	Sept 2002	Year-to-Year change $	%
Private Client Group	$ 994,815	$ 991,158	$ 3,657	0.37%
Percent	66.43%	65.32%		
Capital Markets	330,966	332,346	$ (1,380)	-0.42%
Percent	22.10%	21.90%		
Asset Management	123,647	129,731	$ (6,084)	-4.69%
Percent	8.26%	8.55%		
RJ Bank	28,699	31,056	$ (2,357)	-7.59%
Percent	1.92%	2.05%		
Other	19,444	33,132	$ (13,688)	-41.31%
Percent	1.30%	2.18%		
Total	**$ 1,497,571**	**$ 1,517,423**	**$ (19,852)**	**-1.31%**

PRE-TAX INCOME

	Sept 2003	Sept 2002	Year-to-Year change $	%
Private Client Group	$ 73,440	$ 72,494	$ 946	1.30%
Percent	53.11%	55.12%		
Capital Markets	37,532	38,032	$ (500)	-1.31%
Percent	27.14%	28.92%		
Asset Management	18,730	20,257	$ (1,527)	-7.54%
Percent	13.55%	15.40%		
RJ Bank	10,182	7,188	$ 2,994	41.65%
Percent	7.36%	5.47%		
Other	(1,609)	(6,455)	$ 4,846	75.07%
Percent	-1.16%	-4.91%		
Total Operating	**$ 138,275**	**$ 131,516**	**$ 6,759**	5.14%

For additional information, contact
Mike White at 727-567-5171.

Please visit the Raymond James Press Center at
http://www.RaymondJames.com/media.htm

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | *Three Months Ended* | | | |
	Sept. 26, 2003	June 27, 2003	$ change	% change
Revenues:				
Securities commissions and fees	$ 279,737	$ 279,929	$ (192)	0%
Investment banking	34,146	12,224	21,922	179%
Investment advisory fees	30,782	27,829	2,953	11%
Interest	29,697	32,364	(2,667)	-8%
Net trading profits	2,960	8,491	(5,531)	-65%
Financial service fees	19,537	18,910	627	3%
Other	15,840	10,020	5,820	58%
TOTAL REVENUES	412,699	389,767	22,932	6%
Interest Expense	9,943	11,776	(1,833)	-16%
NET REVENUES	402,756	377,991	24,765	7%
Non-Interest Expenses				
Compensation, commissions and benefits	280,551	270,308	10,243	4%
Communications and information processing	19,012	19,196	(184)	-1%
Occupancy and equipment costs	16,119	14,811	1,308	9%
Clearance and floor brokerage	4,865	5,187	(322)	-6%
Business development	14,446	13,424	1,022	8%
Other	15,268	16,921	(1,653)	-10%
TOTAL NON-INTEREST EXPENSES	350,261	339,847	10,414	3%
Income before provision for income taxes	52,495	38,144	14,351	38%
Provision for income taxes	19,361	14,582	4,779	33%
Net Income	**$ 33,134**	**$ 23,562**	**$ 9,572**	**41%**
Net Income per share basic	**$ 0.68**	**$ 0.49**	**$ 0.19**	**39%**
Net Income per share diluted	**$ 0.67**	**$ 0.48**	**$ 0.19**	**40%**
Weighted average common shares outstanding-basic	**48,440**	**48,526**		
Weighted average common and common equivalent shares outstanding-diluted	**49,133**	**48,909**		

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | *Three Months Ended* | | | |
	Sept. 26, 2003	**Sept. 27, 2002**	**$ change**	**% change**
Revenues:				
Securities commissions and fees	$ 279,737	$ 256,602	$ 23,135	9%
Investment banking	34,146	23,638	10,508	44%
Investment advisory fees	30,782	29,727	1,055	4%
Interest	29,697	37,343	(7,646)	-20%
Net trading profits	2,960	9,751	(6,791)	-70%
Financial service fees	19,537	16,431	3,106	19%
Other	15,840	10,658	5,182	49%
TOTAL REVENUES	412,699	384,150	28,549	7%
Interest Expense	9,943	14,795	(4,852)	-33%
NET REVENUES	402,756	369,355	33,401	9%
Non-Interest Expenses				
Compensation, commissions and benefits	280,551	253,528	27,023	11%
Communications and information processing	19,012	21,167	(2,155)	-10%
Occupancy and equipment costs	16,119	15,811	308	2%
Clearance and floor brokerage	4,865	4,714	151	3%
Business development	14,446	13,877	569	4%
Other	15,268	22,752	(7,484)	-33%
TOTAL NON-INTEREST EXPENSES	350,261	331,849	18,412	6%
Income before provision for income taxes	52,495	37,506	14,989	40%
Provision for income taxes	19,361	15,511	3,850	25%
Net Income	**$ 33,134**	**$ 21,995**	**$ 11,139**	**51%**
Net Income per share basic	**$ 0.68**	**$ 0.45**	**$ 0.23**	**51%**
Net Income per share diluted	**$ 0.67**	**$ 0.44**	**$ 0.23**	**52%**
Weighted average common shares outstanding-basic	**48,440**	**48,699**		
Weighted average common and common equivalent shares outstanding-diluted	**49,133**	**49,401**		

Reclassifications have been made to prior year condensed consolidated financial statements to conform to the current period presentation.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

| | Fiscal Year Ended | | | |
	Sept. 26, 2003	Sept. 27, 2002	$ change	% change
Revenues:				
Securities commissions and fees	$ 1,045,071	$ 1,042,924	$ 2,147	0%
Investment banking	71,317	73,056	(1,739)	-2%
Investment advisory fees	112,126	117,054	(4,928)	-4%
Interest	127,707	159,802	(32,095)	-20%
Net trading profits	20,615	22,650	(2,035)	-9%
Financial service fees	69,536	60,449	9,087	15%
Other	51,199	41,488	9,711	23%
TOTAL REVENUES	1,497,571	1,517,423	(19,852)	-1%
Interest Expense	45,611	76,335	(30,724)	-40%
NET REVENUES	1,451,960	1,441,088	10,872	1%
Non-Interest Expenses				
Compensation, commissions and benefits	1,034,676	1,022,157	12,519	1%
Communications and information processing	77,016	79,245	(2,229)	-3%
Occupancy and equipment costs	61,520	61,038	482	1%
Clearance and floor brokerage	17,729	15,630	2,099	13%
Business development	51,332	49,675	1,657	3%
Other	71,412	81,827	(10,415)	-13%
TOTAL NON-INTEREST EXPENSES	1,313,685	1,309,572	4,113	0%
Income before provision for income taxes	138,275	131,516	6,759	5%
Provision for income taxes	51,958	52,213	(255)	0%
Net Income	$ 86,317	$ 79,303	$ 7,014	9%
Net Income per share basic	$ 1.78	$ 1.63	$ 0.15	9%
Net Income per share diluted	$ 1.76	$ 1.60	$ 0.16	10%
Weighted average common shares outstanding-basic	48,549	48,674		
Weighted average common and common equivalent shares outstanding-diluted	48,986	49,629		

Reclassifications have been made to prior year condensed consolidated financial statements to conform to the current period presentation.